SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS

TIM PARTICIPAÇÕES S.A. ("Company") (BMF&BOVESPA: TIMP3; NYSE: TSU), in compliance with CVM Instruction nº552/14, hereby informs that on May 17, 2016 it was celebrated the related party transactions as below:

Name of the Related-Party: Italtel Brasil Ltda.
Transaction Date: 05/17/2016
Value Involved (Reais): R$ 10,863,729
Balance Remaining (Reais): N/A
Total (Reais): N/A
Duration: 06/01/2016 a 05/30/2017
Loan or another type of debt: N/A
Interest rate charged: N/A
Contract object: Supply of equipment and services to the PCRF platform. Modernization and expansion of capacity of the platforms that carry the quota control mechanism (Fair Usage), control of business rules, use policies, services information, status and packets of data users based on the integration with PCRF and base SPR data.
Warranty or insurance: Bank guarantee letter: Creditors: TIM Celular S.A. / Guarantor: MAPFRE SEGUROS GERAIS S.A. / Bailed: Italtel Brasil LTDA / Expiration: 06/01/2016 until 06/01/2019 / Guarantee value limitation of R$3,416,187.90
Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Considering the technological and economically advantageous result for TIM, arising from formal bidding process involving several companies, Italtel submitted the most advantageous offer for the Company, as well as great synergy with other services already provided by this supplier.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party: Italtel Brasil Ltda.
Transaction Date: 05/17/2016
Value Involved (Reais): R$20,040,871
Balance Remaining (Reais): N/A
Total (Reais): N/A
Duration: July/2016 until June/2017
Loan or another type of debt: N/A
Interest rate charged: N/A
Contract object: technical support services and hardware repair in 3rd level for IP backbone and NGN (Next Generation Network) networks, Cisco IT network and DPI (Deep Packet Inspection) platform.
Warranty or insurance: Financial guarantee contract: Not applicable
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Considering the technological and economically advantageous result for TIM, arising from formal bidding process involving several companies, Italtel submitted the most advantageous offer for the Company, as well as great synergy with other services already provided by this supplier.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, May 20, 2016.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 20, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.